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SEC FILE NUMBER
8-25778

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Swartwood Hesse, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

733 Third Ave., 16th floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charlene F. Wilson (Name) 623-533-4407 (Area Code – Telephone Number) cwilson@compliance-risk.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Liebman, Goldberg & Hymowitz, LLP
(Name – if individual, state last, first, and middle name)

595 Stewart Ave., Suite 420 (Address) Garden City (City) NY (State) 11530 (Zip Code)

11/25/2003 (Date of Registration with PCAOB)(if applicable) 473 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Seth Moskowitz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Swartwood Hesse, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANTONIO MARQUEZ
Notary Public - State of Florida
Commission # GG 953323
My Comm. Expires Jan 30, 2024

Signature: ______________________

Title: Managing Director

____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Swartwood Hesse, Inc.

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2021

Swartwood Hesse, Inc.
Index
December 31, 2021

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Swartwood Hesse, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Swartwood Hesse, Inc. as of December 31, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Swartwood Hesse, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Swartwood Hesse, Inc.'s management. Our responsibility is to express an opinion on Swartwood Hesse, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Swartwood Hesse, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 11 through 14 has been subjected to audit procedures performed in conjunction with the audit of Swartwood Hesse, Inc.'s financial statements. The supplemental information is the responsibility of Swartwood Hesse, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 11 through 14 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liebman Goldberg + Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP

We have served as Swartwood Hesse, Inc.'s auditor since 1997.

Garden City, New York

February 24, 2022

Swartwood Hesse, Inc.
Statement of Financial Condition
December 31, 2021

ASSETS		
Cash	$	13,091
Commissions receivable		1,240
Prepaid expenses		2,377
TOTAL ASSETS	**$**	**16,708**
LIABILITIES & STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,985
Total Liabilities		**1,985**
Stockholders' Equity		
Common stock - $.01 par value; voting; 100,000 shares authorized; 43,624 shares issued and outstanding		436
Additional paid-in capital		998,787
Accumulated deficit		(984,500)
Total stockholders' equity		**14,723**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$**	**16,708**

The accompanying notes are an integral part of these financial statements.

Swartwood Hesse, Inc.
Statement of Operations
For the Year Ended December 31, 2021

Revenues:		
Commission income	$	11,274
Expenses:		
Consulting		21,000
Professional fees		26,340
Regulatory expenses		3,689
Telephone and internet		636
Rent		2,996
Other operating expenses		4,576
Total expenses		59,237
Net loss	$	(47,963)

The accompanying notes are an integral part of these financial statements.

Swartwood Hesse, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2021

Balance	Shares	$.01 par value Common Stock	Additional Paid-in Capital	Accumlated Deficit	Total
Balance - January 1, 2021	43,624	$ 436	$ 948,107	$ (936,537)	$ 12,006
Net loss	-	-	-	(47,963)	(47,963)
Non-cash contributions	-	-	50,680	-	50,680
Balance - December 31, 2021	43,624	$ 436	$ 998,787	$ (984,500)	$ 14,723

The accompanying notes are an integral part of these financial statements.

Swartwood Hesse, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2021

Operating activities:	
Net loss	$ (47,963)
Adjustments to reconcile net loss to cash provided by operating activities:	
Non-cash expenses allocated by affiliate	50,680
Decrease in commissions receivable	146
Decrease in accounts payable and accrued expenses	(2,015)
Net cash provided by operating activities	848
Increase in cash	848
Cash, beginning of year	12,243
Cash, end of year	$ 13,091

Supplemental Disclosure of Cash Flows Information

Cash paid during the period for:	
Income taxes	$ 57

The accompanying notes are an integral part of these financial statements.

Swartwood Hesse, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2021

1. Organization

Swartwood Hesse, Inc. ("Company") was incorporated in the State of New York on January 1, 1981. The Company is engaged in securities trading and investment banking.

The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC").

On or about January 12, 2016, HCFP LLC purchased 24.9% of the common stock of the Company. On June 26, 2018 HCFP LLC purchased the remaining 75.1% of the shares of the Company and then transferred all outstanding shares of the Company to its indirect wholly-owned subsidiary SH BD Holdings LLC (the "Parent") who became the sole stockholder of the Company.

2. Significant Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocated the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company derives commission revenue from 12b-1 fees. The Company generates trailing commission revenue based on a percentage of the current market value of holdings in trail-eligible assets, and is recognized over the period during which services, such as support are performed. As trailing commission revenue is based on the market value of investment holdings, this variable consideration is constrained until the market value is determinable. The contractual rate is applied to either the monthly or quarterly value of the holdings. Revenue is accrued on a monthly basis as services are provided. For the year ended December 31, 2021, total commission revenue was $11,274.

Fair Value of Financial Instruments:

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure the value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The table below shows the Company's fair value hierarchy at December 31, 2021:

	Level 1
Cash	$13,091

The Company does not have any other financial assets or liabilities that are measured at fair value.

3. **Equipment**

Equipment consists of the following:

		Useful Lives
Equipment	$2,374	3 years
Less: Accumulated depreciation	2,374	
	$ 0	

4. **Related-Party Transactions**

The Company entered into an expense sharing agreement with the Parent on July 1, 2018 to provide services including but not limited to office, insurance and technology. For the year ended December 31, 2021 the Parent incurred expenses of $50,680 on behalf of the Company. Such expenses are included in consulting, rent and telephone and internet in the statement of operations. In lieu of reimbursement of these expenses, the Company recorded these transactions as non-cash capital contributions.

5. **Income Taxes**

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740, Income Taxes ("ASC 740"). Under that guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2021, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to

evaluate for uncertain tax positions in the future. The years open for tax examination are 2018 and subsequent.

6. **Exemption from Rule 15c3-3**

The Company is exempt from SEC Rule 15c3-3 based on paragraph (k)(2)(i) as it does not maintain customer's accounts and operates on a fully disclosed basis.

7. **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, shall not be less than $5,000 and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2021, the Company had net capital of $11,106 which was $6,106 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .18 to 1.

8. **Commitments and Contingencies**

As of December 31, 2021 the Company had no commitments or contingencies that required disclosure.

9. **Subsequent Events**

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2022, the date the financial statements were available to be issued.

Supplemental Schedules

Schedule I
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2021

Total Member's Equity	$ 14,723
Nonallowable assets	
Other assets	3,617
Total nonallowable assets	3,617
NET CAPITAL	$ 11,106
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 1,985
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirements	$ 6,106
Ratio of aggregate indebtedness to net capital	0.18 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X 17A-5 as of December 31, 2021

Swartwood Hesse, Inc.
Schedule II
Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2021

The Company operates pursuant to the paragraph (k)(2)(i) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Swartwood Hesse, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) Swartwood Hesse, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Swartwood Hesse, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(i) ("exemption provisions") and (2) Swartwood Hesse, Inc. stated that Swartwood Hesse, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Swartwood Hesse, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Swartwood Hesse, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liebman Goldberg Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, New York

February 24, 2022

Swartwood Hesse Inc. Exemption Report

Swartwood Hesse Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) as of December 31, 2021 and has done so throughout the fiscal year ended December 31, 2021.

Swartwood Hesse Inc.

I, Seth Moskowitz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________.

Title: Managing Director

February 24, 2022